First Quarter 2019 Earnings Call April 24, 2019 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Q1 2019 Highlights Total Shipments of 413 thousand tons up 6% compared to Q1 2018 Successfully executing on our automotive strategy with shipments up 18% YoY Revenue increased 11% YoY to €1.5 billion on the consolidation of Bowling Green and improved price and mix Net income of €24 million compared to net loss of €24 million in Q1 2018 Adjusted EBITDA of €135 million increased 12% YoY Cash from Operations of €132 million and Free Cash Flow of €73 million in Q1 2019 Project 2019 run rate cost savings of €60 million Maintaining 2019 Adjusted EBITDA and Free Cash Flow guidance

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridge Q1 2019 vs. Q1 2018 € millions +12% Q1 2018 Q1 2019

Q1 2019 Highlights Adjusted EBITDA of €59 million Increased Automotive and Packaging shipments Favorable metal costs and FX translation offset by higher costs from the ramp up of automotive programs Ramp up of FT3 in Neuf-Brisach and Bowling Green on track Packaging and Automotive Rolled Products Q1 2019 Q1 2018 Var. Shipments (kt) 281 259 9% Revenues (€m) 828 738 12% Adj. EBITDA (€m) 59 52 14% Adj. EBITDA (€ / t) 210 200 5% Adjusted EBITDA Bridge € in millions Q1 2018 Q1 2019

Q1 2019 Highlights Adjusted EBITDA of €52 million Increased Aerospace shipments Improved price and mix, largely on TID shipments Solid operational performance Favorable FX translation Aerospace and Transportation Q1 2019 Q1 2018 Var. Shipments (kt) 66 64 2% Revenues (€m) 378 343 10% Adj. EBITDA (€m) 52 36 44% Adj. EBITDA (€ / t) 797 564 41% € in millions Adjusted EBITDA Bridge Q1 2018 Q1 2019 –

Q1 2019 Highlights Automotive Structures and Industry Adjusted EBITDA of €29 million Higher Automotive shipments Higher costs related to new product launches and footprint expansion Q1 2019 Q1 2018 Var. Shipments (kt) 66 65 1% Revenues (€m) 344 317 8% Adj. EBITDA (€m) 29 36 (19)% Adj. EBITDA (€ / t) 448 558 (20)% € in millions Adjusted EBITDA Bridge Q1 2018 Q1 2019 –

Project 2019 Three Pillars Cost Reduction €60 million of annual run-rate cost savings achieved as of March 31, 2019 Target of €75 million of annual run-rate cost savings by December 31, 2019 Working Capital Improvement Committed to improvement of working capital turns Expect working capital investments related to the ramp up of growth projects Capital Discipline Capex guidance of €265 million for 2019 Maintenance spending of €150-175 million 80 Project 2019 continuing to provide benefits

Net Debt and Liquidity € in millions Net Debt and Leverage Maturity Profile Liquidity Debt / Liquidity Highlights Remain committed to deleveraging The increase in leverage due to acquisition of Bowling Green and application of IFRS 16 was ~0.5x Expect leverage below 4.0x by the end of 2019 Strong Cash from Operations and Free Cash Flow generation in Q1 2019 Ample liquidity of over €500 million € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA

Jean-Marc Germain Chief Executive Officer

End Market Updates Automotive: North America: Market SAAR expected to decline slightly in 2019 Europe: Market expected to remain flat in 2019 Demand for luxury cars, light trucks, and SUVs remains strong Penetration driving increased demand for rolled and extruded aluminium products Aerospace: Sustained OEM build rates OEM backlogs remain near record highs Packaging: Market remains stable ABS conversions expected to help North American market balance over the medium to long term Conversion from steel to aluminium driving growth in Europe Focus on sustainability expected to increase demand for aluminium cans Other Markets Transportation, Industry and Defense North America: Strong defense market; stable transportation and industry markets Europe: Strong defense market; stable industry market Industry (Extrusions) Europe: Strong demand across end markets

Financial Guidance and Outlook Targets for 2019 : Adjusted EBITDA growth of 8% to 10% Free Cash Flow in excess of €50 million Targets for 2022: Adjusted EBITDA of over €700 million Net Debt / Adjusted EBITDA of 2.5x Focused on delivering on our strategy and increasing shareholder value

Q&A

Appendix

Net Debt Reconciliation March 31, 2019 December 31, 2018 September 30, 2018 June 30, 2018 March 31, 2018 Borrowings 2,421 2,151 2,103 2,184 2,093 Fair value of cross currency basis swaps, net of margin calls 2 9 25 20 46 Cash and cash equivalents (222) (164) (279) (166) (211) Cash pledged for issuance of guarantees — — — — (1) Net Debt 2,201 1,996 1,849 2,038 1,927 LTM Adjusted EBITDA 512 498 498 495 471 Leverage 4.3x 4.0x 3.7x 4.1x 4.1x € millions

Reconciliation of Net Income to Adjusted EBITDA  € millions Three months ended March 31, 2019 Three months ended March 31, 2018 Net income / (loss) 24 (24) Income tax expense 15 4 Income / (loss) before income tax 39 (20) Finance costs – net 46 38 Share of (income) / loss of joint-ventures (5) 3 Income from operations 80 21 Depreciation and amortization 57 44 Unrealized (gains) / losses on derivatives (31) 54 Unrealized exchange gains from remeasurement of monetary assets and liabilities – net (1) (1) Share based compensation costs 3 3 Metal price lag 18 (4) Start-up and development costs 2 4 Losses on disposals 1 — Bowling Green one-time costs related to the acquisition 6 — Adjusted EBITDA 135 121

Reconciliation of Net Income to Adjusted EBITDA  € millions Twelve months ended March 31, 2019 Twelve months ended December 31, 2018 Twelve months ended September 30, 2018 Twelve months ended June 30, 2018 Twelve months ended March 31, 2018 Net income / (loss) 239 190 168 (28) (68) Income tax expense 43 32 54 70 57 Income / (loss) before income tax 282 222 222 42 (11) Finance costs – net 157 149 237 236 239 Share of loss of joint-ventures 24 33 30 28 26 Income from operations 463 404 489 306 254 Depreciation and amortization 210 197 187 177 172 Restructuring costs 1 1 2 2 2 Unrealized losses / (gains) on derivatives (1) 84 36 4 25 Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net — — 1 (2) (1) (Gain) / loss on pension plan amendments (36) (36) (39) 2 2 Share based compensation costs 12 12 11 11 9 Metal price lag 22 — (19) (26) (13) Start-up and development costs 19 21 19 16 16 Manufacturing system and process transformation costs — — 1 1 2 (Gains) / losses on disposals (185) (186) (190) 5 2 Bowling Green one-time costs related to the acquisition 6 — — — — Other 1 1 — (1) 1 Adjusted EBITDA 512 498 498 495 471

Borrowings Table € millions March 31, 2019 December 31, 2018   Nominal Value in Currency Nominal Rate Effective Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan US ABL           (due 2022) — Floating 4.22% 155 — — 155 —         Secured Inventory Based Facility (due 2019) — Floating — — — — — — Senior Unsecured Notes Constellium N.V. (Issued May 2014, due 2024) $400 5.75% 6.26% 356 (4) 8 360 348 Constellium N.V. (Issued May 2014, due 2021) €300 4.63% 5.16% 300 (2) 5 303 300 Constellium N.V. (Issued February 2017, due 2025) $650 6.63% 7.13% 579 (11) 3 571 568 Constellium N.V. (Issued November 2017, due 2026) $500 5.88% 6.26% 445 (7) 3 441 440 Constellium N.V. (Issued November 2017, due 2026) €400 4.25% 4.57% 400 (6) 2 396 399 Unsecured Revolving Credit Facility (due 2021) — Floating — — — — — — Lease liabilities  — — — 174 — — 174 73 Other loans  — — — 21 — — 21 23 Total Borrowings       2,430 (30) 21 2,421 2,151 Of which non-current     2,210 2,094 Of which current 211 57